Exhibit 99.2

Sundance Energy Investor Presentation – March 2019 sundanceenergy.net

Disclaimers Important Notice and Disclaimer IMPORTANT: You are advised to read the following carefully before making any use of the information contained in this presentation. Except as required by law, no representation or warranty, express or implied, is made by Sundance or any of the Sundance Related Persons, as to the currency, fairness, accuracy, completeness, reliability or correctness of the information contained in this presentation, or as to the reasonableness of any assumption upon which information contained in this presentation is based. Statements made in this presentation are made only at the date of the presentation. The information in this presentation remains subject to change without notice. Summary information This presentation has been prepared by Sundance Energy Australia Limited ACN 112 202 883 (Sundance or the Company) and contains summary information about the current activities of Sundance and its subsidiaries as at the date of this presentation. The information in this presentation is of a general nature and does not purport to be complete. This presentation does not purport to contain all of the information that an investor should consider when making an investment decision nor does it contain all of the information which would be required in a product disclosure statement or prospectus prepared in accordance with the requirements of the Corporations Act 2001(Cth) (Corporations Act). This presentation should be read in conjunction with the periodic and continuous disclosure announcements made by Sundance which are available at www.asx.com.au. Not financial or product advice This presentation is for information purposes only and is not a prospectus, disclosure document, product disclosure statement or other offering document under Australian law or under any other law. This presentation is not financial product advice or investment advice and has been prepared without taking into account the objectives, financial situation and particular needs of individuals. Before making an investment decision, prospective investors should consider the appropriateness of the information having regard to their own objectives, financial situation and needs and seek appropriate advice, including financial, legal and taxation advice appropriate to their jurisdiction. Financial information All dollar values contained in this document are expressed in U.S. dollars unless otherwise stated. Totals may vary slightly due to rounding. Investors should also note that Sundance’s results are reported under Australian International Financial Reporting Standards (IFRS). Investors should be aware that certain financial data included in this presentation, including EBITDA, EBIT, EPS, gearing, net debt, UNPAT cash conversion, interest cover ratio and measures described as “normalised”, are “non-IFRS financial information” under Regulatory Guide 230 (Disclosing non-IFRS financial information) published by the Australian Securities and Investments Commission (ASIC) and also ‘non-GAAP financial measures’ within the meaning of Regulation G under the U.S. Securities Exchange Act of 1934, as amended. The non-IFRS financial information/non-GAAP financial measures do not have a standardised meaning prescribed by IFRS or U.S. GAAP and therefore may not be comparable to similarly titled measures presented by other entities, nor should it be construed as an alternative to other financial measures determined in accordance with IFRS or U.S. GAAP. Investors are cautioned, therefore, not to place undue reliance on any non-IFRS financial measures/non-GAAP financial measures included in this presentation. Investment risk An investment in Sundance shares is subject to investment and other known and unknown risks, some of which are beyond the control of Sundance, including possible loss of income and principal invested. Sundance does not guarantee any particular rate of return or the performance of Sundance, nor does it guarantee the repayment of capital from Sundance or any particular tax treatment. In considering an investment in Sundance shares, investors should have regard to (amongst other things) the “Key Risks” section in this presentation when making their investment decision.

Disclaimers Industry data Certain market and industry data used in connection with this presentation, including in relation to other companies in Sundance’s peer group, may have been obtained from public filings, research, surveys or studies conducted by third parties, including industry or general publications and other publicly available information. Neither Sundance nor any of its subsidiaries or any of the respective directors, officers, employees, representatives, agents or advisers of Sundance or its subsidiaries (Sundance Related Persons) has independently verified any such market or industry data provided by third parties or industry or general publications. Past performance Past performance is no guarantee of future performance. Past performance given in this presentation is given for illustrative purposes only and should not be relied upon as (and is not) an indication of the Company’s views on its future financial performance or condition. Forward-looking statements The presentation includes certain forward-looking statements. Such forward-looking statements include statements relating to Sundance’s strategies and plans and any indication of, and guidance on, future events, future earnings and future financial performance. Forward-looking statements can generally be identified by the use of words such as “expect”, “anticipate”, “likely”, “intend”, “should”, “could”, “may”, “predict”, “plan”, “propose”, “will”, “believe”, “forecast”, “estimate”, “target”, “outlook”, “guidance” or similar expressions. The forward-looking statements in this presentation speak only as at the date of this presentation. Subject to any continuing obligations under applicable law or any relevant ASX listing rules, Sundance disclaims any obligation or undertaking to provide any updates or revisions to any forward-looking statements in this presentation. Any such forward-looking statements involve subjective judgment and analysis and are subject to significant uncertainties, risks and contingencies and other factors, including the risks described in this presentation under “Key risks”. Such risks may be outside the control of and/or may be unknown to Sundance and the Sundance Related Persons. Any forward-looking statements included in this presentation, including projections, guidance on future revenues, earnings and estimates, and the future performance of Sundance post Acquisition, are provided as a general guide only. Forward-looking statements are based on assumptions and contingencies which are subject to change without notice. Neither Sundance nor any Sundance Related Person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this presentation will actually occur. Actual results, performance or achievement may vary materially from any projections and forward-looking statements and the assumptions on which those statements are based. Not an offer This presentation is for information purposes only and is not a prospectus, product disclosure statement or other disclosure or offering document under Australian law or any other law. This presentation has not been, nor will it be, lodged with the Australia Securities & Investments Commission. Each recipient of this presentation should make its own enquiries and investigations regarding all information included in this presentation including the assumptions, uncertainties and contingencies which may affect Sundance’s future operations and the values and the impact that future outcomes may have on Sundance.

Disclaimers Proved and probable reserves Ryder Scott Company, L.P. (Ryder Scott) has prepared an independent estimate of the proved reserves, future production and income attributable to Sundance Energy’s leasehold interests in the Eagle Ford shale play in the State of Texas, USA as of 1 January 2019. The volumes classified as reserves in the Ryder Scott report have been assigned to both oil and gas reserves and represent 100% of the total net proved and probable liquid hydrocarbon and gas reserves of the Assets at the report date (including producing, non-producing and undeveloped). The reserves estimate were prepared in accordance with the classification and reporting requirements of in accordance with SEC guidelines and definitions. The reserves estimates were calculated using a deterministic methodology. Ryder Scott utilized proprietary data relating to existing production and lease operating costs from the current Asset wells to forecast a future production stream and associated cash flows based on the economic interest of the Company, and the U.S. Securities and Exchange Commission’s 12-month average pricing rules, calculated as the unweighted arithmetic mean of spot prices on the first day of the preceding 12 months. This methodology resulted in a WTI Cushing average benchmark oil price of $65.56/bbl, a Henry Hub average benchmark gas price of $3.10/mmbtu, realized NGL pricing of ~43% of WTI Cushing average benchmark price. Lease operating expense estimates comprising a fixed and variable component based on historic operating expense reports. The reference point for the volumes produced is at the wellhead. Qualified Resource Evaluator's Statement The information in this presentation that relate to petroleum reserves in Eagle Ford leasehold interests held by the vendors and which are subject to the proposed acquisition by Sundance set out in this presentation, is based on, and fairly and accurately represents, in the form and content in which is appears, information and supporting documentation prepared by, or under the supervision of, Mr. Stephen E Gardner, qualified petroleum reserves and resources evaluator. Mr. Gardner is a member of the Society of Petroleum Engineers and the Society of Petroleum Evaluation Engineers, currently serving in the latter organization's Denver Chapter as Chairman. Mr. Gardner has sufficient experience that is relevant to the evaluation to the evaluation and estimation of petroleum reserves to qualify as a Qualified Reserves and Resources Evaluator as defined in the Australian Securities Exchange Listing Rules. Mr. Gardner is not an employee of Sundance or a related party but an employee of Ryder Scott Company, L.P. Mr. Gardner has consented to the inclusion of Ryder Scott’s reserve evaluations effective 1 January 2019 in the form and content in which they appear.

A Leading Pure Play Eagle Ford Producer

Strategic Focus on Operating Within Cash Flow to Deliver Prudent Growth

- Firm commitment to operating within cash flow during 2019
- Flexible development plan achieves cash flow neutrality or free cash flow generation under different price environments, while delivering production and EBITDA growth

High Quality Asset Base Enables Growth Even at Lower Oil Prices

- 52,300 net acres primarily in the Eagle Ford's Oil and Volatile Oil Window
- 436 undrilled Eagle Ford locations represent 17+ years drilling inventory
- Deep inventory of wells with full-cycle break even costs of ~$30.00 per boe allows Sundance to deliver production and EBITDA growth under various oil price scenarios
- Firm transport at market rates provides access to premium Gulf Coast pricing

Long Term Corporate Goal of Delivering Shareholder Value

- Corporate philosophy of delivering shareholder returns through growing production, EBITDA and net asset value, both on an absolute and per share basis

Strong Balance Sheet and Liquidity Position

- $47.1 MM of available short term liquidity[3]
- Estimated 4Q18 LQA Debt-to-EBITDA of 1.6x, with significant deleveraging in 2019
- No debt maturities until October 2022
- Robust hedge book covers price protection for ~6,600 bopd of crude at ~$60/bbl floor[5]

ASX Symbol:	SEA
Nasdaq Symbol:	SNDE
Market Cap[1]:	$191 MM
Enterprise Value[1]:	$504 MM
12/31/18 1P PV-10 Value[2]:	$1,110 MM
Proved Reserves[2]:	93.2 mmboe
% PDP Reserves[2]:	29.2%
Net Acreage:	52,300

Product	FY18 Production	FY18 Sales
Oil (bbls)	2,256,043	2,256,043
Gas (mcf)	5,635,159	4,493,110
NGLs (bbls)	496,624	496,624
Total (boe)	3,691,860	3,501,519
Boe/d	10,115	9,593
4Q18 % Crude Oil:		67%
12/31 Debt to LQA EBITDA[4]:		1.6x

(1) Enterprise Value is Market Capitalization as of 01 March 2019 plus $313MM Net Debt as of 31 December 2018.
(2) As prepared by Ryder Scott at December 31, 2018 based on SEC-based pricing.
(3) Liquidity represents cash plus available borrowing capacity as of 31 December 2018.
(4) Net Debt as of 31 December 2018 divided by annualized 4Q18 EBITDA.
(5) Crude hedges cover 6,641 bpd of oil production for the remainder of 2019.

- 5 -

Production & Sales Volume Growth(1) 2019 Plan Will Deliver Continued Production and Sales Volume Growth As per internal Company estimates at 01 March 2019. Guidance Highlights 1Q19 volumes were impacted by Sundance’s decision in late 4Q18 to slow development in response to the pronounced commodity price decrease. 1Q19 volumes to date were additionally curtailed by 1,500-2,000 boepd due to the previously disclosed, short-term midstream capacity constraints 2019 plan provides production and EBITDA growth while operating within cash flow. Free cash flow anticipated in 2H19(1) 2019 plan formulated at conservative oil price deck. Should prices improve, incremental cash flow will be utilized to pay down debt, return capital or for additional development activities as appropriate FY19 volume excludes sales volume and associated EBITDA from the held for sale Dimmit assets MBoepd 0.0 2.0 4.0 6.0 8.0 10.0 12.0 14.0 16.0 18.0 FY18 4Q18 1Q19 FY19 Sales Volumes Production Volumes

2019 Summary Guidance(1) 2019 Plan Is To Operate Within Cashflow to Deliver Production and Cash Flow Growth While Deleveraging First Quarter 2019 Full Year 2019 Average Net Production (boe/d): 13,000 - 14,000 15,500 - 17,000 Average Sales Volumes (boe/d): 11,500 - 12,500 14,000 -15,000 Net Wells Spudded: 6 21 Net IP Wells: 4 25 Capital Expenditures ($mm): $30 $135 - 155 LOE per boe: $7.50 $6.50 - 7.00 GP&T per boe: $2.75 $2.60 - 2.80 Workover per boe: $2.35 $1.50 - 2.00 Production Taxes per boe: $3.00 $2.60 - 2.80 G&A per boe: $4.10 $3.30 - 3.75 EBITDA ($mm at $55 oil & $2.75 gas): $30 - 35 $165 - 180 As per internal Company estimates at 01 March 2019.

Cycle-Tested Leadership Team

Sundance's DNA is building and profitably monetizing core positions in US shale basins


Sundance Energy founded targeting Australia's Cooper Basin
Transition to a North American focus via acquisitions in Williston, Arkoma and Anadarko Basins
Successful exit of the Williston Basin via sale
Successful exit of the DJ Basin via sale
Successful exit of Anadarko Basin to become an Eagle Ford pure play producer
2004
2005
2006
2009
2012
2013
2014
2016
2017
2018
Sundance completes IPO on the Australian Securities Exchange ("ASX")
Sundance enters DJ Basin
Entrance to Eagle Ford Shale via Texon Petroleum merger
Sundance brings 100th Eagle Ford well online and begins US trading via NASDAQ ADRs
Acquisition of ~22K net acres from Pioneer Natural Resources JV to create leading Eagle Ford pure-play operator with material high-quality, tier-one inventory

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Eagle Ford Shale Basin Overview Proximity to both HSC Refining and Corpus Christi export markets provides optionality and premium pricing Corpus Christi Export Market Houston Ship Channel Refining Market Sundance currently receives netback pricing of WTI plus $5.08 in HSC(1) Sundance currently receives netback pricing of Brent less $6.95 at Corpus Christi At WTI Houston Argus vs WTI swap levels as of 08 March 2019, including transportation and pump-over fees.

Strong Balance Sheet With Excellent Liquidity Profile

Capitalization Table and Available Liquidity Strong balance sheet and significant liquidity, with no debt maturities until 3rd Quarter of 2022 Sufficient Available Liquidity to Fund Development Through Free Cash Flow Strong organic cash flow plus available cash and short term liquidity sufficient to allow Sundance to reach free cash flow in second half of 2019 Ongoing sale process for Dimmit County properties Amount outstanding as of 31 December 2018. As at 31 December 2018. Cash and Equivalents includes undrawn availability under RBL facility, including impact of $12mm Letter of Credit. Relies upon Internal Estimates as of 01 March 2019 for EBITDA and Cash Flow figures. The Letter of Credit will increase by $4mm in 2019, and impact liquidity commensurately. Available Liquidity(2) Per 2019 Forecast Cash and Equivalents $47.1mm 2019 EBITDA $165 - 180mm 2019 Interest Expense $(34)mm 2019 Cash Flow $131-146mm Total 2019 Liquidity $179 - 194mm Capitalization Table As of 31 December 2018 Cash $1.6mm Senior Credit Facility (RBL, Due Oct 2022)(1) $65mm Second Lien Term Loan (Due Apr 2023) $250mm Total Debt Outstanding $315mm Total Net Debt Outstanding $313mm

Moderate Leverage & Valuation Discount Sundance’s leverage levels are quite reasonable as compared to its Eagle Ford and Small/Micro Cap Peers Peer group includes Abraxas, Bonanza Creek, Carrizo, Earthstone, Halcon, Lonestar, Magnolia, Northern Oil & Gas, Penn Virginia, Resolute, Ring, Sanchez, Silverbow. Source: Capital IQ, Public Company Filings and Investor Presentations Significant Valuation Discount and Moderate Leverage Compared to Small/Mid Cap & Eagle Ford Peer Groups(1) 2019 anticipated to be a deleveraging year, with peak net debt coming in 2Q19 At Midpoint of 2019 EBITDA Guidance 0.2x 1.1x 1.3x 1.4x 1.9x 2.6x 2.4x 0.4x 2.5x 0.2x 3.7x 0.5x 5.0x 2.7x 2.9x 3.0x 3.2x 3.2x 3.3x 3.4x 4.1x 4.5x 4.9x 5.0x 5.2x 5.4x 6.0x 0.0x 1.0x 2.0x 3.0x 4.0x 5.0x 6.0x 7.0x Company M Sundance Company B Company G Company L Company F Company E Company D Company A Company K Company I Company J Company H Company C Net Debt / Consensus 2019 EBITDA EV/2019 EBITDA 1.8x

Excellent Results Driven By Premier Asset Quality

Asset Quality Allows Growth Under a Variety of Price Environments

Transformational 2018

- Successfully executed $221.5mm Pioneer JV acquisition and raised ~$600mm of new equity and debt capital
- Brought 23 new wells online, growing average daily net production to >10mboe per day

Asset Overview

- 52,300 net acres primarily in the Eagle Ford's Oil and Volatile Oil Windows
- 1P Reserves of 93.2mmboe, representing $1,110mm in PV-10 value(1)
- 436 drilling locations representing 17 years of inventory life at planned 2019 development rate
- Highly attractive single well economics across assets at existing commodity prices (Live Oak IRRs of >100%, Atascosa IRRs of >45%)(2)
- Assets are economic on a full-cycle basis even at ~$30/bbl oil, inclusive of recovering acquisition costs, and all development, production and overhead costs

Full Cycle Breakeven Economics(3)

Costs per Boe	
(-) Lease Operating Expenses	$6.44
(-) Gathering, Transportation & Processing	$2.59
(-) Workover Expenses	$1.39
(-) Production Taxes	$2.64
(-) G&A	$3.28
(-) DD&A	$14.09
Total 2019 Breakeven Cost Per Boe	**$30.43**
Financing Cost Per Boe	$6.13

(1) As prepared by Ryder Scott at December 31, 2018 based on SEC-based pricing.
(2) Internal Company estimates using Strip NYMEX pricing as of 21 February 2019.
(3) Representative economics for forecast 2019 development plan as of 01 March 2019.

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Debt Maturity and Service Schedule No debt maturities until 3rd Quarter of 2022 Even just running 2019 EBITDA guidance midpoint forward (and ignoring anticipated future growth) Sundance has sufficient cash flow to service current debt levels as evinced by elevated Debt Service Coverage Ratio Excludes impact of potential additional Cash Flow growth or anticipated debt pay downs Cash flow is more than adequate to service Sundance’s peak debt through maturity Significant Cash Flow Available for Debt Service(2) Excellent Asset Coverage 2023 RBL maturity amount represents drawn amount a of 31 January 2019. Ample Cash Flow Available for Debt Service Asset Coverage Ratio Net Debt $313mm 1P PV-10 $1,110mm 1P Asset Coverage Ratio 3.5x PDP PV-10 $483mm 1P Asset Coverage Ratio 1.5x $34 $34 $34 $34 $34 $0 $0 $0 $250 $65 5.1x 5.1x 5.1x 0.6x 1.7x 0.0x 1.0x 2.0x 3.0x 4.0x 5.0x 6.0x $- $50 $100 $150 $200 $250 $300 2019 2020 2021 2022 2023 Debt Service Debt Maturity Implied DSCR

Robust 2019 Hedge Book Guarantees Strong Cash Flow Generation All figures representative of Sundance’s remaining hedge book through 2023 as at 6 March 2019. Hedge coverage percentage represents hedges as a percentage of the midpoint of Sundance’s public oil sales volumes guidance, and does not include hedges that have already rolled off or settled in 2019. Gas Hedges(1) Oil Hedges(1) Hedging covers >70% of 2019 forecast oil sales volumes at an average ~$60 per barrel floor price(1) Gas HH/HSC Contracts Year Mcf Floor Ceiling 2019 2,690,000 $2.91 $3.17 2020 1,536,000 $2.65 $2.70 2021 1,200,000 $2.66 $2.66 2022 1,080,000 $2.69 $2.69 2023 240,000 $2.64 $2.64 Total 6,746,000 $2.76 $2.88 Crude WTI Contracts LLS/Brent Contracts Year Bbl Floor Ceiling Bbl Floor Ceiling 2019 1,095,000 $60.68 $66.07 937,000 $59.93 $68.50 2020 1,686,000 $55.01 $59.65 - - - 2021 612,000 $48.49 $59.23 - - - 2022 528,000 $45.68 $60.83 - - - 2023 160,000 $40.00 $63.10 - - - Total 4,081,000 $53.76 $61.60 937,000 $59.93 $68.50 Gas Hedges(1) Oil Hedges(1) $0.00 $10.00 $20.00 $30.00 $40.00 $50.00 $60.00 $70.00 $80.00 - 1,000 2,000 3,000 4,000 5,000 6,000 7,000 2019 2020 2021 2022 2023 Bbls / day Hedged Average Ceiling Average Floor $0.00 $0.50 $1.00 $1.50 $2.00 $2.50 $3.00 $3.50 - 2,000 4,000 6,000 8,000 10,000 2019 2020 2021 2022 2023 Mcf / day Hedged Average Ceiling Average Floor

Excellent Asset Quality & Well Results

Sundance Initial Production Rates vs Peers Recent Sundance IP rates compare very favorably to 2018 results from Eagle Ford peers IP30/1,000’ GPI Oil IP30 boepd (norm 1,000’) Operator A SEA Note: Eagle Ford peers shown include Carrizo, Conoco Phillips, EOG, Lonestar, Marathon, Penn Virginia, and Sanchez. Source data from RSEG. Operator B Operator C Operator D Operator E Operator F Operator G Operator H SNDE

Relieving Midstream Capacity Constraints Sundance is executing a solution with its midstream partner to be finalized by late 1Q19 or early 2Q19 As previously disclosed, Sundance’s production and sales volumes in 1Q19 were negatively impacted by ~ 1,500-2,000 boepd due to capacity constraints and stabilizer clean outs Additional compression installation under executed agreement with Enterprise are expected to remove both issues by late 1Q19/early 2Q19 with no material capital investment required from Sundance Solution to CGP-41 Capacity Constraints Underway

Area 41 Live Oak – LEF Single Well Type Curve Economics 2018 Performance vs Type Curve Production Profile Internal Company estimates using Strip NYMEX pricing as of 1 January 2019. Single Well Economics at strip pricing as of 01/01/2019 Single Well Economics – Type Curve Assumptions(1) IP30=900 bopd 31% of EUR recovered @12months Area 41 Live Oak Type Curve Lower Eagle Ford GPI (ft) 5,500 Gross EUR (Mboe) 412 IP30 (Bopm) 27,469 Oil EUR (bo/ft) 56 IP30 (Bopd) 900 EUR (boe/ft) 75 Gross Oil EUR (Mbo) 308 GOR (scf/bbl) 2,000

IP30=710 bopd 29% of EUR recovered @12months Area 41 Atascosa – LEF Single Well Type Curve Economics 2018 Performance vs Type Curve Production Profile Internal Company estimates using Strip NYMEX pricing as of 1 January 2019. Single Well Economics at strip pricing as of 01/01/2019 Single Well Economics – Type Curve Assumptions(1) Area 41 Atascosa Type Curve Lower Eagle Ford GPI (ft) 5,500 Gross EUR (Mboe) 435 IP30 (Bopm) 22,000 Oil EUR (bo/ft) 67 IP30 (Bopd) 710 EUR (boe/ft) 79 Gross Oil EUR (Mbo) 366 GOR (scf/bbl) 1,100

McMullen – LEF Single Well Type Curve Economics Production Profile Internal Company estimates using Strip NYMEX pricing as of 1 January 2019. Single Well Economics at strip pricing as of 01/01/2019 Single Well Economics – Type Curve Assumptions(1) IP30=470 bopd 36% of EUR recovered @12months McMullen Type Curve Lower Eagle Ford GPI (ft) 6,600 Gross EUR (Mboe) 391 IP30 (Bopm) 14,000 Oil EUR (bo/ft) 44 IP30 (Bopd) 470 EUR (boe/ft) 60 Gross Oil EUR (Mbo) 288 GOR (scf/bbl) 2,150

Appendix – Detailed Information

Corporate Debt Overview Reserve Based Loan Amount: $250 MM ($122.5 MM availability; $65 MM drawn)(1) Redetermination: Bi-annually Coupon: Floating, Libor +100bps+ an additional 150-250 bps depending on utilization of the revolver(2) Term: 4.5 years Maturity: October 2022 Covenants: Current Ratio > 1.0x; Total Debt to EBITDAX < 4.0x; Interest Coverage Ratio > 2.0x Arranger: Natixis Syndicate: 5 bank syndicate Second Lien Term Loan Amount: $250 MM Coupon: Floating, Libor + 800bps Term: 5 years Maturity: April 2023 Covenants: Interest Coverage Ratio > 1.5x; Total Proved PV9 to Total Debt > 1.5x Arranger: Morgan Stanley Syndicate: 5 direct energy lending funds As of 31 December 2018. The Letter of Credit will increase by $4mm in 2019, and impact liquidity commensurately. As Sundance utilizes a greater percentage of the capital available for drawdown under its revolver, the margin above the Base Rate increases based on the utilization rate as per the above chart. A Note On Reserve Based Loans Reserve Based Loans effectively function as revolvers. “Availability” represents amount of debt currently able to be drawn. Higher availability represents additional liquidity, not outstanding debt. Sundance has $65 MM drawn on its RBL with $57.5 MM remaining liquidity under the facility at 31 December 2018, excluding the impact of the $12mm Letter of Credit outstanding.(1) RBL Margin At Various Borrowing Base Utilization Ranges <25% > 25% and <50% > 50% and <75% > 75% and <90% >90% 1.50% 1.75% 2.00% 2.25% 2.50%

High Quality Reservoir Across Acreage Position Edwards Reef Trend A A’ A’ A Buda Eagle Ford Austin Chalk Eagle Ford Reservoir Properties EGFD thickness ranges from 130’-205’ Lower Eagle Ford averages >125 feet across position Thickness and recoverable hydrocarbons in place allow for wine rack development of two landing zones, maximizing drainage of the reservoir Good porosity of >9% across most of the EGFD Permeability, > 450 nD Low Effective Water Saturation of <25% Rich source rock with >4% TOC Majority of acreage is in the Volatile oil window

Assets Deliver Attractive Returns At Lower Oil Prices Based on Company’s 2019 development program cadence. Over 17 Years of Highly Economic Eagle Ford Drilling Inventory (1) Drilling Inventory By Location Area Atascosa La Salle Live Oak McMullen 21 McMullen 32 McMullen Dimmit Formation EGFD EGFD EGFD EGFD EGFD EGFD EGFD Tier 1 Locations 29 82 96 32 6 184 7 436 Tier 2 Locations - - - - - - 144 144 Total Locations 29 82 96 32 6 184 151 580 Total

Impressive Preliminary Well Results Outperforming Expectations

Transformational 2018 Delivered Robust Production Ramp

- Placed 23 total wells on production in 2018 (7 on legacy assets, 16 on acquired Pioneer assets)
- Brought 11 wells online in 4Q18 (9 in Live Oak County, 2 in McMullen County)

1Q19 Year To Date Operations

- Drilled and completed the 2-well Red Ranch pad on held-for-sale Dimmit County asset
- Drilled and in the process of completing the 2-well Bracken pad in McMullen County
- Currently drilling the 4-well Georgia Buck pad in Live Oak County

Recent Well Results Demonstrate Superior Asset Quality

- Live Oak wells average IP-30s of ~250 boepd per thousand food of lateral
- Atascosa wells average IP-30s of ~185 boepd per thousand food of lateral
- Recent McMullen wells average IP-30s of ~125 boepd per thousand food of lateral

Well Name	County	IP Date	Completed Lat Length	30-Day IP *(boepd)*	30-Day / 1,000' ft	60-Day IP *(boepd)*	60-Day / 1,000' ft	% Oil
Idylwood 04H	Live Oak	16-Oct	6,445	1,021	158	1,079	167	83%
Idylwood 05H	Live Oak	16-Oct	5,487	1,171	213	1,152	210	81%
James Keith Esse 06H	Live Oak	13-Nov	5,175	1,212	234	1,222	236	74%
James Keith Esse 07H	Live Oak	13-Nov	5,178	923	178	966	187	75%
James Keith Esse 08H	Live Oak	13-Nov	5,180	1,119	216	1,148	222	75%
James Keith Esse 09H	Live Oak	13-Nov	5,164	1,333	258	1,291	250	73%
Hoskins 20H	McMullen	2-Dec	7,266	561	77	463	64	86%
Hoskins 21H	McMullen	2-Dec	7,116	909	128	889	125	82%
Harlan Bethune 22H	Live Oak	15-Dec	5,301	624	118	767	145	79%
Harlan Bethune 23H	Live Oak	15-Dec	5,621	1,330	237	1,134	202	79%
Harlan Bethune 24H	Live Oak	15-Dec	5,737	653	114	687	120	74%

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2018 Development – Legacy Acreage

Legacy Acreage Development Detail[1]

- 7 wells drilled, completed and brought online
- 2-well Bracken pad drilled and currently being completed
- Well costs and results to date in line with expectations



Atascosa
AREA 41
Live Oak
McMullen
AREA 21
La Salle
AREA 11
McMullen

2 **Peeler Ranch Two Well Pad**
8HC & 9HC

4 **Hoskins Two Well Pad**
20H & 21HC

5 **Bracken Two Well Pad**
22H & 23H

1 **Paloma Ranch Single Well Pad**
7H

3 **Allen MCM Two Well Pad**
1HA & 2HA



Atascosa
2



McMullen
4
5
1
3

(1) Excludes the Red Ranch 18H & Red Ranch 19H wells currently in their initial flowback period in Dimmit County.

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La Salle McMullen AREA 41 AREA 11 AREA 21 2018 Development – Newly Acquired Acreage 2 4 3 1 5 Atascosa Live Oak Harlan Bethune Three Well Pad 25H, 26H & 27H 1 Harlan Bethune Two Well Pad 34H & 35H 3 James Keith Esse Four Well Pad 06H, 07H, 08H & 09H 4 Justin Tom Two Well Pad 05H & 06H 2 Area 41 Idylwood Two Well Pad 04H & 05H 5 Newly Acquired Acreage Development Detail 16 wells drilled, completed and placed on production All well results to date significantly outperforming expectations Currently finalizing drilling the Roy Esse 15H, 16H, 17H & 18H 4-well pad 6 Harlan Bethune Three Well Pad 22H, 23H & 24H 6 Georgia Buck Four Well Pad 01H, 02H, 03H & 10H 8 7 Roy Esse Four Well Pad 15H, 16H, 17H & 18H 7 8

Underlying Assumptions for Reserve PV(10) estimates Unless otherwise noted, the PV(10) values provided in this presentation were based on Ryder Scott’s evaluations effective 1 January 2019, and are subject to the following underlying assumptions: SEC Pricing Reserves were calculated using the 12-month average price, calculated as the unweighted arithmetic mean of spot prices on the first day of the preceding 12 months Oil Pricing: WTI Cushing average benchmark price of $65.56/bbl NGL Pricing: Realized NGL pricing of ~43% of WTI Cushing average benchmark price of $65.56/bbl Gas Pricing: Henry Hub average benchmark price of $3.10/mmbtu Costs Operating costs for the leases and wells in the Ryder Scott report were provided by Sundance and based on Sundance’s operating expense reports. The operating costs include only those costs directly applicable to the leases or wells. This includes a portion of general and administrative costs allocated directly to the leases and wells. The operating costs supplied by Sundance were reviewed by Ryder Scott for their reasonableness using information supplied by Sundance for this purpose. No deduction was made for loan repayments, interest expenses, or exploration and development prepayments that were not charged directly to the leases or wells. Development costs were supplied by Sundance based on authorisations for expenditure for the proposed work or actual costs for similar projects. The development costs supplied by Sundance were reviewed by Ryder Scott for their reasonableness using information supplied by Sundance for this purpose. The estimated cost of abandonment after salvage was supplied by Sundance and accepted without independent verification. Current costs used by Sundance were held constant throughout the life of the properties. Cost estimates for a pro-forma 1P PV(10) estimate of $1,109.9mm include operating costs totalling $1,052.3m, Ad Valorem Taxes totalling $73.4m and development costs totalling $1,143.1m.

High Quality Asset Base – Material Inventory With Low Full-Cycle Break Even Costs 17+ years of highly attractive Tier 1 drilling inventory with $1,110MM of 1P PV10 as at year end 2018(1) Full-cycle break even costs of ~$30.00 per boe allows production and EBITDA growth under various oil price scenarios Highly attractive single well economics across assets at existing commodity prices Capital Discipline – Cash Flow Neutral Development Program 23 wells brought online in 2018 2019 development plan driven by focus on capital discipline and operating within cash flow Enhanced scale facilitates unit cost improvements in capital expenditures, operating and overhead expenses Advantaged Net Back Pricing – Firm Transport With Attractive Midstream & Pricing Economics Midstream contracts for recently acquired assets provide firm capacity to process and transport all products to Houston market for prevailing LLS/MEH pricing Brent pricing exposure via recently signed physical offtake deal for all legacy volumes Strong Balance Sheet – Ample Liquidity & Rapid Deleveraging Recent 40% increase to borrowing base provides increased liquidity cushion Fully funded 2019 capital program scaled to remain within cash flow 4Q18 LQA Debt-to-EBITDA of 1.6x, with significant deleveraging in 2019(2) Strong Free Cash Flow Generation Company positioned to be self funding and cash flow neutral or positive by EOY 2019(2) As prepared by Ryder Scott at December 31, 2018 using SEC-based pricing. Per internal Company estimates as at 01 March 2019 using NYMEX strip pricing. Summary Sundance Investment Highlights

For Additional Information Please Contact: United States John Roberts, VP Finance & Investor Relations jroberts@sundanceenergy.net +1 (720) 638-2400 Eric McCrady, CEO & Managing Director emccrady@sundanceenergy.net +1 (303) 543-5703 Australia Mike Hannell, Chairman +61 8 8363 0388 www.sundanceenergy.net